
Mail Stop 3561

March 6, 2017

Mr. Michael Feurer
Chief Executive Officer
Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York 12203

> **Re: Trans World Entertainment Corporation**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Response Dated February 7, 2017**
> **File No. 000-14818**

Dear Mr. Feurer:

We have reviewed your February 7, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2017 letter.

Form 10-K for Fiscal Year Ended January 30, 2016

Financial Statements

Notes to Financial Statements

Gift Card Breakage

1. Based on your response to comment 1, it appears that you ceased disclosing an accounting policy related to gift card breakage income and you ceased quantifying such income because it represented less than 1% of net sales for the year ended January 30, 2016 (Fiscal 2015). Given that gift card breakage income has no incremental associated expenses and therefore disproportionately impacts your profitability measures, we do not believe it is appropriate to base your determinations of materiality solely on net sales; thus it remains unclear to us that disclosure of the impact of gift card breakage income on

your financial statements is not material to your investors. To help us better understand your response, please respond to the following:

- Please tell us the amount of gift card breakage income that you recognized in each of Fiscal 2015 and Fiscal 2016, or the most recent interim period in Fiscal 2016 for which you have this information.

- Please tell us what percentage of operating income and pre-tax income were comprised of gift card breakage income for each of these periods.

- Since it appears you believe you are undergoing an extended period in which your results will only be "slightly better than 'break-even'" and you do not expect a significant shift in profitability for the next few years, please tell us in more detail why you believe information about gift card breakage income would not become more important to your investors during this period of lower profitability and would not warrant continued disclosure in your filings.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products